SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MARCH 2023
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: March 14, 2023

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from February 1, 2023 to February 28, 2023, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on March 14, 2023

[This is a translation of the Share Buyback Report for the period from February 1, 2023 to February 28, 2023, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on March 14, 2023]

Class of Shares: Common Stock

1.	Status of Repurchase
(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of February 28, 2023)
	Number of Shares	Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 10, 2022 (Period of Repurchase: May 11, 2022 to May 10, 2023）	25,000,000 (Maximum)	200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) ―	―
Total	― ―	―
Total number of shares repurchased as of the end of the reporting month	8,545,600	89,118,477,800
Progress of the repurchase (%)	34.18	44.56
Note 1:
The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:
It was resolved at the meeting of the Board of Directors held on May 10, 2022 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of February 28, 2023)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights)	(Date of disposition) February 1 February 6 February 7 February 8 February 10 February 13 February 14 February 15 February 16 February 17 February 20 February 22 February 24 February 28	1,800 600 63,100 1,100 12,900 229,700 4,100 3,200 15,800 2,500 11,400 12,900 6,500 1,500	15,132,204 5,044,068 530,467,818 9,247,458 108,447,462 1,931,037,366 34,467,798 26,901,696 132,827,124 21,016,950 95,837,292 108,447,462 54,644,070 12,610,170
Total	―	367,100	3,086,128,938
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) February 2 February 7 February 10 February 13 February 15 February 16 February 17	80 80 120 34 55 80 80	672,542 672,542 1,008,814 285,831 462,373 672,542 672,542
Total	―	529	4,447,186
Total amount	367,629		3,090,576,124
Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury
(as of February 28, 2023)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,081,781
Number of treasury stock	26,738,421

- EOF -

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